MAIL STOP 3561

July 10, 2006

Mr. David Kittrell
President
Xpention Genetics, Inc.
10965 Elizabeth Drive
Conifer, CO 80433

> **Re:** **Xpention Genetics, Inc.**
> **Form 10-KSB/A**
> **Filed April 24, 2006**
> **File No. 000-51210**

Dear Mr. Kittrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB/A

Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

1. Please advise your auditor to revise their report to indicate their audit was conducted in accordance with the standards (not "auditing" standards) of the Public Company

Accounting Oversight Board (United States) as discussed in PCAOB Auditing Standard One.

2. Please instruct your auditor to revise their opinion to include the signature of the firm.

Statement of Stockholders' Equity, F-5

3. We reviewed your response to our prior comment 1, noting your statement of stockholders' equity continues to reflect transactions from Bayview's inception. The date of inception should be that of Xpention, not Bayview. Further, in a recapitalization, shares issued to effect the transaction should be retroactively restated. Please revise your statement of stockholders' equity to retroactively effect the recapitalization.

4. In connection with the comment above, it appears your calculation of weighted average shares outstanding does not consider these shares as being outstanding from the beginning of the period. Please revise your disclosure of weighted average shares outstanding for 2005.

Form 10-QSB for the Period Ended February 28, 2006

Item 3 – Controls and Procedures

5. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exchange Act Filings

6. Please revise your Exchange Act filings, as necessary, to address the above comments on the amended Forms 10-KSB and 10-QSB.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish

David Kittrell
Xpention Genetics, Inc.
July 10, 2006
Page 3

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Emerging Growth Companies

cc: Michael A. Littman